EXHIBIT 99.2
                                                                    ------------

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENTS OF EARNINGS

                                                                         THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                                     SEPTEMBER 30       September 30    SEPTEMBER 30   September 30
(unaudited)                                                                  2005           2004                2005           2004
(in millions of Canadian dollars, unless otherwise noted)                       $              $                   $              $
------------------------------------------------------------------------------------------------------------------------------------
Sales                                                                       1,355          1,405               4,032          3,952
------------------------------------------------------------------------------------------------------------------------------------

Cost of products sold                                                         966            960               2,906          2,784
Distribution costs                                                            152            152                 443            434
Countervailing and anti-dumping duties                                         17             38                  54             90
Selling, general and administrative expenses                                   44             43                 128            128
Mill closure elements (note 5)                                                 18             (8)                 18             (1)
Amortization of plant and equipment (note 4)                                  146            141                 395            415
Amortization of intangible assets                                               4              4                  12             12
------------------------------------------------------------------------------------------------------------------------------------
Operating profit from continuing operations                                     8             75                  76             90
Financial expenses (note 6)                                                   101             98                 299            283
Gain on translation of foreign currencies                                    (206)          (238)               (118)          (112)
Other expenses (income)                                                        (2)            --                   4            (19)
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before
       the following items                                                    115            215                (109)           (62)
Income tax expense (recovery)                                                  13             29                (120)           (53)
Share of earnings from investments subject to significant influence            --             --                   1              4
Non-controlling interests                                                      (7)            (7)                (20)            (6)
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations                                     95            179                  (8)           (11)
Earnings from discontinued operations (note 2)                                  4              3                  13             83
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                   99            182                   5             72
====================================================================================================================================

Per common share (basic and diluted)
       Earnings (loss) from continuing operations                            0.22           0.40               (0.02)         (0.03)
       Net earnings                                                          0.23           0.41                0.01           0.16
====================================================================================================================================


Weighted average number of common
       shares outstanding (in millions)                                       440            440                 440            440
====================================================================================================================================


CONSOLIDATED STATEMENTS OF DEFICIT

                                                                           THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                     SEPTEMBER 30       September 30    SEPTEMBER 30   September 30
(unaudited)                                                                  2005           2004                2005           2004
(in millions of Canadian dollars)                                               $              $                   $              $
------------------------------------------------------------------------------------------------------------------------------------

Deficit, beginning of period                                                 (597)          (533)               (481)          (401)
Net earnings                                                                   99            182                   5             72
Dividends declared                                                            (11)           (11)                (33)           (33)
------------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                       (509)          (362)               (509)          (362)
====================================================================================================================================

See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
Consolidated Statements of Cash Flows
                                                                         THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                                     SEPTEMBER 30   September 30        SEPTEMBER 30   September 30
(unaudited)                                                                  2005           2004                2005           2004
(in millions of Canadian dollars)                                               $              $                   $              $
------------------------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATING ACTIVITIES
Earnings (loss) from continuing operations                                     95            179                  (8)           (11)
Amortization                                                                  150            145                 407            427
Future income taxes                                                             4             28                 (42)           (62)
Gain on translation of foreign currency long-term debt                       (235)          (276)               (152)          (133)
Employee future benefits, excess of funding over expense                      (16)           (12)                (56)           (38)
Gain on disposal of investment                                                 --             --                  (2)           (25)
Share of earnings from investments subject to significant influence            --             --                  (1)            (4)
Non-controlling interests                                                       8              7                  20              6
Other non-cash items                                                            4              5                  17             17
------------------------------------------------------------------------------------------------------------------------------------
                                                                               10             76                 183            177
Changes in non-cash operating working capital components (note 9)             (52)           (28)               (112)          (229)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) continuing operating activities                     (42)            48                  71            (52)
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Increase in long-term debt                                                    211            111               1,034            989
Repayment of long-term debt                                                  (196)          (112)             (1,010)          (748)
Financing fees                                                                 --             (2)                 (9)            (9)
Dividends paid to shareholders                                                (11)           (11)                (33)           (44)
Dividends and cash distributions paid to non-controlling interests             (6)            (9)                (15)            (9)
Cash contributions by non-controlling interests                                --             --                  --              3
Net proceeds on issuance of shares                                             --             --                   1             --
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) financing activities of continuing operations        (2)           (23)                (32)           182
------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Additions to property, plant and equipment                                    (37)           (67)               (102)          (184)
Business acquisition, net of cash and cash equivalents (note 3)                --             18                 (13)             8
Acquisition of non-controlling interests                                       --             --                  --             (7)
Net proceeds on disposal of discontinued operations                            --             --                  --            112
Net proceeds on disposal of investment                                         --             --                   2             57
Net proceeds on disposal of property, plant and equipment and
       other assets                                                             9             --                   9             --
Investments                                                                    --             --                  --             (3)
Other                                                                          --             --                  (2)            --
------------------------------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities of continuing operations              (28)           (49)               (106)           (17)
------------------------------------------------------------------------------------------------------------------------------------

Cash generated (used) by continuing operations                                (72)           (24)                (67)           113
Cash generated (used) by discontinued operations (note 2)                     (21)            20                  10             17
------------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents during the period            (93)            (4)                (57)           130
Foreign currency translation adjustment on cash                                (5)            (9)                 (5)            (2)
Cash and cash equivalents, beginning of period                                171            194                 135             53
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                       73            181                  73            181
====================================================================================================================================


Cash and cash equivalents at the end of the period relate to:
       Continuing operations                                                                                      57            158
       Discontinued operations                                                                                    16             23
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  73            181
====================================================================================================================================

See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
Consolidated Balance Sheets

                                                                                                        SEPTEMBER 30    December 31
(unaudited)                                                                                                     2005           2004
(in millions of Canadian dollars)                                                                                  $              $
------------------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                                                         57            115
Accounts receivable                                                                                              488            380
Inventories                                                                                                      691            675
Prepaid expenses                                                                                                  74             58
Current assets held for sale (note 2)                                                                            184            174
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               1,494          1,402

Property, plant and equipment                                                                                  4,640          5,005
Intangible assets                                                                                                483            468
Employee future benefits                                                                                         237            176
Future income taxes                                                                                              359            389
Other assets                                                                                                     126            145
Goodwill                                                                                                       1,296          1,296
Non-current assets held for sale (note 2)                                                                        896            906
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               9,531          9,787
====================================================================================================================================



LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                                                         864            882
Long-term debt due within one year                                                                               134            491
Current liabilities related to assets held for sale (note 2)                                                     164            181
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               1,162          1,554

Long-term debt (note 7)                                                                                        4,350          4,122
Employee future benefits                                                                                         152            150
Future income taxes                                                                                              800            853
Non-controlling interests                                                                                         86             83
Non-current liabilities related to assets held for sale (note 2)                                                 336            299

SHAREHOLDERS' EQUITY
Capital stock                                                                                                  3,518          3,517
Contributed surplus                                                                                               32             26
Deficit                                                                                                         (509)          (481)
Foreign currency translation adjustment                                                                         (396)          (336)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               2,645          2,726
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               9,531          9,787
====================================================================================================================================

See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED BUSINESS SEGMENTS
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)

                                                                                       Operating     Additions to        Sales
THREE MONTHS ENDED SEPTEMBER 30, 2005                     Sales    Amortization     profit (loss)   capital assets (2)  volume
------------------------------------------------------------------------------------------------------------------------------------
                                                              $               $              $              $
Newsprint                                                   748              94              9             19          1,014  (A)
Commercial printing papers (3)                              395              43              1              7            451  (A)
Wood products (4)                                           212              13             (2)            11            479  (B)
------------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                     1,355             150              8             37
====================================================================================================================================


Three months ended September 30, 2004
------------------------------------------------------------------------------------------------------------------------------------
Newsprint                                                   711              85             34             20            993  (a)
Commercial printing papers (3)                              390              46             (8)            40            450  (a)
Wood products (4)                                           304              14             49              7            574  (b)
------------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                     1,405             145             75             67
====================================================================================================================================


                                                                                        Operating     Additions to       Sales
NINE MONTHS ENDED SEPTEMBER 30, 2005                      Sales     Amortization     profit (loss)  capital assets (2)  volume
------------------------------------------------------------------------------------------------------------------------------------
                                                              $               $              $              $
Newsprint                                                 2,161             236             40             51          2,972  (A)
Commercial printing papers (3)                            1,165             132             (7)            24          1,334  (A)
Wood products (4)                                           706              39             43             27          1,519  (B)
------------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                     4,032             407             76            102
====================================================================================================================================


Nine months ended September 30, 2004
------------------------------------------------------------------------------------------------------------------------------------
Newsprint                                                 2,070             253             38             44          2,915  (a)
Commercial printing papers (3)                            1,104             132            (27)           128          1,287  (a)
Wood products (4)                                           778              42             79             12          1,620  (b)
------------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                     3,952             427             90            184
====================================================================================================================================

(1)  Operating profit for the "Newsprint" segment for the three months ended September 30, 2005 includes $18 million of mill closure elements and $23 million of asset write downs (gain for mill closure elements of $8 million related to the sale of air emission credits in the three months ended September 30, 2004). The nine months ended September 30, 2005 includes the following charges: $9 million for early retirement program and labour force reduction, $18 million of mill closure elements and $23 million of asset write downs (net income for mill closure elements of $5 million in the nine months ended September
     30, 2004). Operating profit (loss) for the "Commercial printing papers" segment for the three months ended September 30,
     2004 includes $2 million of start-up costs. The nine months ended September 30, 2004 includes $7 million of start-up costs and $4 million of mill closure elements (there were no such amounts in the nine months ended September 30, 2005).
(2)  Capital assets include property, plant and equipment and intangible assets.
(3)  Previously reported as "Value-added groundwood papers".
(4)  Wood products sales are presented net of inter-segment sales of $34 million for the three months ended September 30, 2005
     ($45 million for the three months ended September 30, 2004) and $125 million for the nine months ended September 30, 2005
     ($135 million for the nine months ended September 30, 2004).

     (a) in thousands of tonnes
     (b) in millions of board feet

                                                                                                 SEPTEMBER 30    December 31
                                                                                                         2005           2004
TOTAL ASSETS                                                                                                $              $
------------------------------------------------------------------------------------------------------------------------------------
Newsprint                                                                                               4,867          5,011
Commercial printing papers (3)                                                                          2,781          2,901
Wood products                                                                                             803            795
Total assets held for sale                                                                              1,080          1,080
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        9,531          9,787
====================================================================================================================================

ABITIBI-CONSOLIDATED INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements of Abitibi-Consolidated Inc. (the "Company"), expressed in Canadian dollars, are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), with the exception that their disclosures do not conform in all material respects to the requirements of GAAP for annual financial statements. They should be read in conjunction with the latest consolidated annual financial statements.

     These consolidated financial statements are prepared using the same accounting principles and application thereof as the consolidated financial statements for the year ended December 31, 2004, except for the following:

     CONSOLIDATION OF VARIABLE INTEREST ENTITIES

     Effective January 1, 2005, the Company adopted Accounting Guideline ("AcG") AcG-15, CONSOLIDATION OF VARIABLE INTEREST Entities. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline had no impact on the Company's consolidated financial statements.


2.   DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

     On September 7, 2005, the Company announced it concluded a share purchase agreement with Norske Skog pursuant to which Abitibi-Consolidated will divest its 50% share ownership in Pan Asia Paper Company Pte Ltd. ("PanAsia") for a cash consideration of US$600 million plus a cash purchase price adjustment of up to US$30 million depending on the achievement of certain financial performance objectives in 2006. The closing of the transaction is expected to occur in the fourth quarter of 2005, subject to the approval of certain competition authorities.

     Once the transaction is completed, the Company will no longer have any continuing involvement in PanAsia's operations, which have therefore been classified as discontinued operations.

     Condensed earnings from discontinued operations are as follows:

                                                                           THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                                 SEPTEMBER 30                   SEPTEMBER 30
                                                                           2005          2004             2005          2004
                                                                              $             $                $             $
       ----------------------------------------------------------------------------------------------------------------------
       Sales                                                                126           123              362           370
       Operating profit                                                      10             7               29            26
       Financial expenses                                                     4             3               11            10
       Earnings from discontinued operations                                  4             3               13             8
       ----------------------------------------------------------------------------------------------------------------------

       Earnings per common share from discontinued operations              0.01          0.01             0.03          0.02
       ----------------------------------------------------------------------------------------------------------------------


       Condensed cash flows from discontinued operations are as follows:

                                                                           THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                                 SEPTEMBER 30                   SEPTEMBER 30
                                                                           2005          2004             2005          2004
                                                                              $             $                $             $
       ----------------------------------------------------------------------------------------------------------------------
       Cash flows from operating activities                                   2            29               32            58
       Cash flows from (used in) financing activities                        (5)           38               33            23
       Cash flows used in investing activities                              (18)          (47)             (55)          (64)
       ----------------------------------------------------------------------------------------------------------------------
       Cash flows generated (used) by discontinued operations               (21)           20               10            17
       ======================================================================================================================


     Condensed business segments from discontinued operations are as follows:

                                                                           THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                                 SEPTEMBER 30                   SEPTEMBER 30
                                                                           2005          2004             2005          2004
                                                                              $             $                $             $
       ----------------------------------------------------------------------------------------------------------------------
       NEWSPRINT
          Sales                                                             105           101              299           308
          Amortization                                                       11            10               33            31
          Operating profit                                                    7             6               23            23
          Additions to capital assets                                        17            45               52            61

       COMMERCIAL PRINTING PAPERS
          Sales                                                              21            22               63            62
          Amortization                                                        1             2                6             5
          Operating profit                                                    3             1                6             3
          Additions to capital assets                                        --            --                1             1

3.   BUSINESS ACQUISITION

     During the first quarter of 2005, the Company acquired the remaining 57% of the softwood sawmill assets owned by Gestofor Inc., in which the Company previously had a 43% interest. The sawmill is located in Saint-Raymond de Portneuf, Quebec.

     The results of the acquired business have been included in the consolidated financial statements since January 1, 2005. The fair value of the net assets acquired was as follows:

                                                                                                                           $
       ----------------------------------------------------------------------------------------------------------------------
       Net assets acquired
          Current assets                                                                                                   8
          Property, plant and equipment                                                                                    5
          Chips supply access                                                                                             21
          Current liabilities                                                                                             (1)
          Long-term debt                                                                                                  (1)
          Future income taxes                                                                                             (8)
       ----------------------------------------------------------------------------------------------------------------------
       Fair value of net assets acquired                                                                                  24
       ======================================================================================================================

       Consideration paid
          Cash (net of cash and cash equivalents)                                                                         13
          Carrying amount of existing investment in Gestofor Inc.                                                         11
       ----------------------------------------------------------------------------------------------------------------------
                                                                                                                          24
       ======================================================================================================================

4.   IMPAIRMENT OF LONG-LIVED ASSETS

     On July 27, 2005, the Company announced the permanent closure of one paper machine at Kenora, Ontario, for competitiveness reasons. During the third quarter of 2005, the Company recognized an impairment charge of $23 million ($16 million net of income taxes) mainly related to the equipment located in Kenora, as these long-lived assets are no longer recoverable. These assets are included in the Newsprint reportable segment.

5.   MILL CLOSURE ELEMENTS

     With respect to the permanent closure of one paper machine in Kenora and the indefinite idling of the remaining of the mill, the Company recorded a charge of $18 million ($12 million net of taxes). These mill closure elements are included in the Newsprint segment.

     The following table provides the components of the mill closure elements:

                                                                                                                           $
       ----------------------------------------------------------------------------------------------------------------------
       Severance and other labour-related costs                                                                           15
       Defined benefit pension and other benefits costs                                                                    2
       Other                                                                                                               1
       ----------------------------------------------------------------------------------------------------------------------
                                                                                                                          18
       ======================================================================================================================

     The following table provides a reconciliation of the mill closure elements provision for the periods:

                                                                           THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                                 SEPTEMBER 30                   SEPTEMBER 30
                                                                           2005          2004             2005          2004
                                                                              $             $                $             $
       ----------------------------------------------------------------------------------------------------------------------
       Mill closure elements provision, beginning of period                   4            30               17            62
       Mill closure elements incurred during the period                      15            --               15             7
       Payments                                                              (1)          (11)             (14)          (50)
       ----------------------------------------------------------------------------------------------------------------------
       Mill closure elements provision, end of period                        18            19               18            19
       ======================================================================================================================

     The Company expects to pay the balance of the provision for mill closure elements before the end of 2006.


6.   FINANCIAL EXPENSES

                                                                           THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                                 SEPTEMBER 30                   SEPTEMBER 30
                                                                           2005          2004             2005          2004
                                                                              $             $                $             $
       ----------------------------------------------------------------------------------------------------------------------
       Interest on long-term debt                                            95            94              285           274
       Amortization of deferred financing fees                                3             2                8             5
       Write-off of unamortized financing fees and premiums on early
          retirement of debt                                                  2            --               12            --
       Interest income                                                       (2)           (1)             (14)           (2)
       Other                                                                  3             3                8             6
       ----------------------------------------------------------------------------------------------------------------------
                                                                            101            98              299           283
       ======================================================================================================================


7.   LONG-TERM DEBT

     On March 28, 2005, the Company issued US$450 million of 8.375% notes due 2015. The net proceeds of the issue were used to repay, on March 29, 2005, US$337 million of the US$401 million of 8.30% notes due August 1, 2005. In addition, on April 5, 2005, the Company repaid US$100 million of the US$300 million of 6.95% notes due December 15, 2006.

     On October 3, 2005, the Company renewed its Credit Agreement into two new Bank Credit facilities. The new $700 million secured facilities are for
     3.25 years, maturing in December 2008, and bear interest at floating rates based on bankers' acceptance, prime, U.S. base rate or LIBOR. The $550 million Facility A is secured by certain fixed assets and the $150 million Facility B is secured by certain working capital elements, as permitted under bond indentures. The unused portion of the facilities incurs commitment at 0.50%. The bank credit facilities require the Company to meet specific financial ratios.

8.   EMPLOYEE FUTURE BENEFITS

     The following table provides total employee future benefits costs for the periods:

                                                                           THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                                 SEPTEMBER 30                   SEPTEMBER 30
                                                                           2005          2004             2005          2004
                                                                              $             $                $             $
       ----------------------------------------------------------------------------------------------------------------------
       Defined contribution pension plans                                     4             4               11            11
       Defined benefit pension plans and other benefits                      34            26               91            62
       ----------------------------------------------------------------------------------------------------------------------
                                                                             38            30              102            73
       ======================================================================================================================


9.   SUPPLEMENTAL CASH FLOW INFORMATION

     The following tables provide supplemental cash flow information related to continuing operations:

                                                                           THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                                 SEPTEMBER 30                   SEPTEMBER 30
                                                                           2005          2004             2005          2004
                                                                              $             $                $             $
       ----------------------------------------------------------------------------------------------------------------------
       Components of the changes in non-cash operating
          working capital
          Accounts receivable                                               (16)           59              (85)         (118)
          Inventories                                                        --            (2)             (17)            9
          Prepaid expenses                                                   (1)           (2)             (17)          (19)
          Accounts payable and accrued liabilities                          (35)          (83)               7          (101)
       ----------------------------------------------------------------------------------------------------------------------
                                                                            (52)          (28)            (112)         (229)
       ======================================================================================================================

       Cash outflows (inflows) during the period related to
          Interest on long-term debt                                         92           114              289           304
          Income taxes                                                        4             3              (49)            9
       ----------------------------------------------------------------------------------------------------------------------
                                                                             96           117              240           313
       ======================================================================================================================

10.  COMPARATIVE FIGURES

     Certain comparative figures presented in the consolidated financial statements have been reclassified to conform to the current period presentation.